UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025.

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Annual Shareholders’ Meeting and Extraordinary Shareholders’ Meeting Results

On April 29, 2025, Galapagos NV (the “Company”) held its Annual Shareholders’ Meeting (the “Annual Meeting”). The minutes and other documentation pertaining to the Annual Meeting can be viewed at https://www.glpg.com/shareholders-meetings within 15 days of the Annual Meeting. The final results of each of the agenda items submitted to a vote of the shareholders at the Annual Meeting are set forth below.

Annual Meeting Results

Agenda item 2: acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2024, and approval of the allocation of the annual result as proposed by the Board of Directors

The Company’s shareholders’ meeting resolved to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2024, and the allocation of the annual result as proposed by the Board of Directors.

Agenda item 5: acknowledgement and approval of the remuneration report

The Company’s shareholders’ meeting resolved to approve the remuneration report included in the annual report of the Board of Directors for the financial year ended on 31 December 2024.

Agenda item 6: release from liability to be granted to the (current and former) members of the Board of Directors, and the statutory auditor for the performance of their respective mandates during the financial year ended on 31 December 2024.

The Company’s shareholders’ meeting resolved, by a separate vote, to release each (current and former) member of the Board of Directors, and the statutory auditor from any liability arising from the performance of their respective mandates during the financial year ended 31 December 2024.

Agenda item 7: appointment of Mr. Oleg Nodelman as non-executive director

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, and in accordance with the recommendation and advice of the Company’s Nomination Committee, (a) to confirm the appointment by co-optation on October 6, 2024, and with effect as per October 7, 2024, following the resignation of Mr. Daniel Baker on October 6, 2024, and to appoint Mr. Oleg Nodelman as a non-executive member of the Board of Directors of the Company, for an additional period of four years, up to and including the closing of the annual shareholders’ meeting to be held in 2029 which will have decided upon the financial statements for the financial year ended on December 31, 2028. The shareholders’ meeting also resolved that the mandate of Mr. Oleg Nodelman will not be remunerated.

Agenda item 8: confirmation and appointment of the statutory auditor with respect to the “assurance” of the CSRD sustainability reporting.

The Company’s shareholders’ meeting resolved, upon proposal of the Board of Directors, in accordance with the recommendation and advice of the Company’s Audit Committee, and taking into account that the Corporate Sustainability Reporting Directive 2022/2464/EU (“CSRD”) in the meantime has been transposed into Belgian law, (a) as far as needed and required, to confirm and ratify the decision by the annual general shareholders’ meeting, which prior to the aforementioned transposition of the CSRD took place on April 30, 2024, to charge the Company’s statutory auditor, being BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Enterprise Database (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts, for a period of one year, with the assurance of the sustainability reporting of the Company, as referred to in the CSRD, for the financial year ending on December 31, 2024 in accordance with applicable law, (b) taking into account the aforementioned transposition of the CSRD that in the meantime has taken place, to extend the aforementioned mandate of BDO Bedrijfsrevisoren BV for the assurance of the sustainability reporting of the Company, as referred to in articles 3:6/1 - 3:6/8 and articles 3:32/1 - 3:32/6 of the Belgian Companies and Associations Code for a period of one year, to include also the assurance of the sustainability reporting of the Company for the financial year ending on December 31, 2025, so that (taking into account the provisions of article 3:61, §8 of the Belgian Companies and Associations Code) the first term of the statutory mandate of the statutory auditor for the assurance of the sustainability reporting of the Company in accordance with applicable law is aligned with the current mandate of the statutory auditor to audit the Company’s annual financial statement (which shall expire immediately after the annual shareholders’ meeting to be held in 2026), and (c) to determine the remuneration of BDO Bedrijfsrevisoren BV for the assurance of the Company’s sustainability reporting for the financial year ending on December 31, 2025 at EUR 80,000.00 (if any, VAT exclusive). The appointment of the statutory auditor with respect to the aforementioned assurance will expire immediately after the annual shareholders’ meeting to be held in 2026.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263, 333-231765, 333-249416, 333-260500, 333-268756, 333-275886, and 333-283361).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV
(Registrant)

Date: April 29, 2025	/s/ Annelies Denecker
Annelies Denecker
Company Secretary